

August 4, 2011

Via Facsimile
Bryan Hammond
Chairman of the Board and President
Explore Anywhere Holding Corp.
6150 West 200 South #3
Wabash, Indiana 46992

> **Re: Explore Anywhere Holding Corp.**
> **Amendment No. 5 to Form 8-K**
> **Filed July 19, 2011**
> **Amendment No. 1 to Form 10-K for the Fiscal Year Ended**
> **December 31, 2010**
> **Filed June 22, 2011**
> **Amendment No. 1 Form 10-Q for the Quarterly Period Ended**
> **March 31, 2011**
> **Filed July 1, 2011**
> **File No. 001-33933**

Dear Mr. Hammond:

We have reviewed your filings and have the following comments.

Amendment No. 5 to Form 8-K

General

1. We note your response to comment one of our letter dated April 18, 2011; however, it appear to us that you have not addressed whether you believe ExploreAnywhere, Inc. is a "predecessor". Based on information included in your filings, it appears to us that it is. Please be advised that in future exchange act reports, financial information for you and your predecessor is required for all periods prior to the acquisition, with no lapse in audited periods or omission of other information required about the registrant. Financial statements for a registrant and its predecessor should collectively be "as of" all dates and "for" all periods required by Article 8 of Regulation S-X. The interim period of a predecessor, prior to its acquisition by the registrant (in this case, the period from January 1, 2011 to February 4, 2011), will be required to be audited when audited financial statements for the period after the acquisition are presented (in your Form 10-K for the year ended December 31,

2011). Please confirm your understanding of these requirements and ensure that your future exchange act reports include all required financial information for you and for your predecessor.

2. Please include Tandy language in your next response letter.

Executive Compensation, page 17

3. We note your response to comment 8 of our letter dated April 18, 2011. Please provide narrative disclosure to summary compensation table pursuant to Item 402(o) of Regulation S-K explaining the fees mentioned in the footnote to the table.

4. We note the addition of information regarding Boyd and Christina Applegate in the Summary Compensation Table but no additional disclosure in the Executive Officers and Directors section. Please provide this information and also explain the notation to footnote 2 in the table. Additionally, depending on when these individual held their positions, you may need to amend your annual report and certifications accordingly.

Pro Forma Financial Statements

5. We note your response to comment nine of our letter dated April 18, 2011. Please revise your pro forma financial statements to: correct the pro forma balance sheet to reflect the write-off of goodwill since it appears to us that this amount is more akin to in-process R&D; correct the pro forma statement of operations so that amounts related to ExploreAnywhere, Inc. agree to amounts in their historical financial statements; and correct the shares used to compute earnings per share in the pro forma statement of operations based on the share structure after the acquisition.

Form 10-K for the fiscal year ended December 31, 2010

Item 1A. Risk Factors, page 7

6. We note your response to comment 12 of our letter dated April 18, 2011. Please revise to comply with this comment in your next amendment.

Item 9A. Controls and Procedures, page 18
Management's Annual Report on Internal Control over Financial Reporting, page 18

7. We note disclosure that your management, with the participation of your president evaluated the effectiveness of your internal control over financial reporting. Please

revise to state, if true, that your principal financial officer also evaluated the effectiveness of your internal control over financial reporting. See Rule 13a-15(d) of the Securities Exchange Act of 1934.

8. We note your response to comment 14 of our letter dated April 18, 2011. You stated in your response letter that the company will state that its controls and procedures were not effective. However, this amendment now says that your disclosure controls and procedures *and* your internal controls over financial reporting are effective. Please advise us as to the inconsistency of amendment no. 1 to Form 10-K and the company's response letter dated May 16, 2011 and accurately disclose your effectiveness conclusions, material weaknesses, and any remediation of these weaknesses.

Signatures

9. We note your response to comment 17 of our letter dated April 18, 2011. We reissue this comment. We note that you included the signatures of the principal financial officer and principal officer in the first signature section. Please revise to have these officers sign in the second signature section "on behalf of the registrant."

Certifications, Exhibits 31.1 and 31.2

10. We note your response to comment 18 of our letter dated April 18, 2011. We reissue this comment. We note that the certification is not drafted exactly as set forth in Item 601(b)(31) of Regulation S-K. Please note that the current certifications for the annual report on Form 10-K refer to a "quarterly" report, the definition of disclosure controls and procedures in section 4 is incorrect, the language regarding internal control over financial reporting is missing and other language is changed. Please file an amendment to the Form 10-K for the fiscal year ended December 31, 2010 that includes a new, corrected certification that is exactly as set forth in Item 601(b)(31) of Regulation S-K.

Certifications, Exhibits 32.1 and 32.2

11. We note that the company's name is spelled incorrectly. Please amend to include the correct spelling of the company's name.

Amendment No. 1 to Form 10-Q for the period ended March 31, 2011

Certifications, Exhibits 31.1 and 31.2

12. We note that the certifications do not contain all of the provisions exactly as set forth in Item 601(b)(31) of Regulation S-K. Please note that the current certifications for the quarterly report on Form 10-Q refer to an "annual" report, the definition of disclosure controls and procedures in section 4 is incorrect, the language regarding internal control over financial reporting is missing and other language is changed. Please file an amendment to the Form 10-Q for the period year ended March 31, 2011 that includes new, corrected certifications that are exactly as set forth in Item 601(b)(31) of Regulation S-K.

Certifications, Exhibits 32.1 and 32.2

13. We note that the company's name is spelled incorrectly. Please amend to include the correct spelling of the company's name.

You may contact Patricia Armelin, Staff Accountant at (202) 551-3747 or, in her absence, Anne McConnell, Senior Accountant at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or, in her absence, Craig Slivka, Special Counsel at (202) 551-3729 with any other questions.

Sincerely,

/s/ Craig Slivka, for

Pamela Long
Assistant Director

Cc: Via Facsimile
        W. Scott Lawler, Esq.
        3550 N. Central Avenue, Suite 1025
        Phoenix, Arizona 85012